Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
December 23, 2009

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

Commission File Number 001-31914
China Life Insurance Company Limited issued an announcement on December 22, 2009, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated December 22, 2009

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

December 23, 2009	By:	/s/ Wan Feng

(Signature)
Name: Wan Feng
Title: President and Executive Director

Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT
RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
Renewed Asset Management Agreement
The Company and AMC entered into the Asset Management Agreement on December 30, 2008. The term of the Asset Management Agreement will be extended until December 31, 2010 pursuant to the terms of renewal of the agreement, and the annual cap for year 2010 will remain at RMB 800 million.
AMC is a connected person of the Company under Rule 14A.11(5) of the Listing Rules. In accordance with Rule 14A.34 of the Listing Rules, the Continuing Connected Transaction under the Asset Management Agreement is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval requirements under the Listing Rules.
RENEWED ASSET MANAGEMENT AGREEMENT
The Company and AMC entered into the Asset Management Agreement on December 30, 2008 for a term ending on December 31, 2009. Pursuant to the terms of renewal of the agreement, its term will be automatically extended until December 31, 2010.
Under the Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company also agreed to pay AMC in cash a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal of AMC conducted by the Company.

Commission File Number 001-31914
CAP AMOUNT
Historical figures
The service fees for asset management paid by the Company to AMC for the years ended December 31, 2007 and 2008 and the six-month period ended June 30, 2009 were as follows:

Amount of Service Fees
Period	Paid by the Company
(RMB in million)

Year ended December 31, 2007	390
Year ended December 31, 2008	362
Six months ended June 30, 2009	228
Cap Amount
The Company’s 2009 annual cap is RMB800 million and the annual cap for the year ending December 31, 2010 will remain at RMB800 million.
The above annual caps were determined by reference to the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.
REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS
Taking into account the past performance of the Asset Management Agreement whereby the terms of the agreement generally satisfy the asset management needs of the Company and the historical relationship between the parties, the parties consider it appropriate to continue the Continuing Connected Transaction by automatic renewal of the Asset Management Agreement.
The Directors, including the independent non-executive Directors, are of the opinion that the Continuing Connected Transaction has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the annual cap of the Continuing Connected Transaction is fair and reasonable.

Commission File Number 001-31914
LISTING RULES IMPLICATIONS
CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable for the Continuing Connected Transaction under the Asset Management Agreement represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, the Continuing Connected Transaction falls within Rule 14A.34 of the Listing Rules and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent Shareholders’ approval requirements under the Listing Rules.
Information on the Company and AMC
The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.
The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.
DEFINITIONS

“AMC”	(China Life Insurance Asset Management Company Limited), a 60% owned subsidiary of the Company

“Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on December 30, 2008

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Continuing Connected Transaction”	the transaction contemplated under the Asset Management Agreement

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

Commission File Number 001-31914

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, but for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, December 22, 2009